

Mail Stop 4631

October 2, 2017

<u>Via E-Mail</u>
Mr. Bing Lin
Chairman and Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1003-1004, 10/F, ICBC Tower
Three Garden Road
Central, Hong Kong

> **Re:** **CM Seven Star Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed September 18, 2017**
> **File No. 333-220510**

Dear Mr. Lin:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have reviewed the investor presentation provided to us in response to comment 1 in our letter dated September 6, 2017. In appropriate locations in your prospectus, please disclose the information contained on pages 9-11 of the presentation. Additionally, you should accompany the investor presentation material with an appropriate written request to the SEC, indicating that the information is provided to us under Rule 418 and explaining how you want us to treat the information. Please advise.

<u>Automatic liquidation if no business combination, page 16</u>

2. Disclosure here and elsewhere in the registration statement indicates that Mr. Bing Lin, your chairman and chief executive officer, has contractually agreed by a written agreement with you that, if you liquidate the trust account before the completion of a business combination, he will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by you for services rendered or contracted for or products sold to you. Please file the agreement as an exhibit to the registration statement. <u>See</u> Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
        Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154